HBOS PLC
19 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1) HBOS plc and its subsidiaries
Company dealt in Imperial Chemical Industries plc
Class of relevant security to which the dealings Ordinary £1 being disclosed relate (Note 2)
Date of dealing 18 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Long Short
Number (%) Number (%)
(1) Relevant securities 21,067,505 (1.763%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total 21,067,505 (1.763%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Long Short
Number (%) Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note
5)
Sale 450,000 £6.410
Sale 28,123 £6.394
Purchase 34,000 £6.300

(b) Derivatives transactions (other than options)

Product name, e.g. Long/short (Note 6) Number of securities (Note 7) Price per unit (Note
CFD 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of Exercise Type, e.g. Expiry Option money
name,e.g. selling, securities to price American, date paid/received call option purchasing, which the European etc. per unit (Note varying etc. option relates 5)
(Note 7)

(ii) Exercising

Product name, e.g. Number of securities Exercise price per unit (Note 5)
call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details Price per unit (if
applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.....................................................................

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure 19 June 2007

Contact name Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which
connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk